December 29, 2025

Cecil D. Magpuri
Chief Executive Officer
Falcon's Beyond Global, Inc.
1768 Park Center Drive
Orlando, FL 32835

       Re: Falcon's Beyond Global, Inc.
           Registration Statement on Form S-3
           Filed December 22, 2025
           File No. 333-292389
Dear Cecil D. Magpuri:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Maia Gez